Exhibit 99.1

Kenon Holdings Reports Q3 2020 Results and Additional Updates

Singapore, November 25, 2020. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q3 2020 and additional updates to its businesses.

Key Highlights

Kenon

•	In October 2020, Kenon received repayment in full of the Deferred Payment Agreement (“DPA”) owing to Kenon, resulting in a payment to Kenon of $218 million (approximately $188 million net of taxes).

•	Following shareholder approval, Kenon paid out a cash dividend of $2.23 per share (approximately $120 million) in November 2020.

OPC

•	On July 1, 2020, the OPC-Hadera power plant, a 144MW cogeneration gas-fired plant, commenced commercial operation.

•
In October 2020, OPC Energy Ltd (“OPC”) announced it has entered into an agreement to acquire the Competitive Power Ventures group (“CPV”), a U.S.-based power business engaged in the development, construction and management of renewable energy and conventional energy power plants.

•	Financial results:

•	OPC’s revenue was $117 million in Q3 2020, as compared to $102 million in Q3 2019.

•	OPC’s net profit was $5 million in Q3 2020, as compared to $14 million in Q3 2019.

•	OPC’s EBITDA[1] was $28 million in Q3 2020, as compared to $33 million (including $4 million relating to non-recurring revenue) in Q3 2019.

ZIM

•	ZIM’s net profit was $144 million in Q3 2020, as compared to $5 million in Q3 2019.

Discussion of Results for the Three Months ended September 30, 2020

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC. The results of Qoros Automotive Co., Ltd. (“Qoros”) (until we reduced our stake in Qoros to 12% on April 29, 2020) and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates.

See Exhibit 99.2 of Kenon’s Form 6-K dated November 25, 2020 for summary Kenon consolidated financial information; summary OPC consolidated financial information; a reconciliation of OPC’s EBITDA (which is a non-IFRS measure) to net profit; and summary operational and financial information of OPC and its subsidiaries.

1 EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated November 25, 2020 for the definition of OPC’s EBITDA and a reconciliation to its net profit for the applicable period.

OPC

The following discussion of OPC’s results of operations is based on OPC’s consolidated financial statements, as translated into US dollars.

Summary Financial Information of OPC

	Q3 2020	Q3 2019
	$ millions
Revenue	117	102
Cost of sales (excluding depreciation and amortization)	84	69
Finance expenses, net	11	5
Net profit	5	14
EBITDA	28	33	[1]
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(1) Includes non-recurring revenue of $4 million.

Revenue

	Q3 2020	Q3 2019
	$ millions
Revenue from sale of energy to private customers, that was generated by OPC and/or purchased from other generators	68	68
Revenue from energy purchased by OPC at TOU tariffs and sold to private customers	14	9
Revenue from private customers in respect of infrastructures services	25	21
Revenue from energy sold to the System Administrator	6	-
Revenue from sale of steam	4	4
Total	117	102

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the EA, with some discount. The weighted-average generation component tariff for 2020, as published by the EA in January 2020, is NIS 0.2678 per KW hour. In 2019, the weighted-average generation component tariff was NIS 0.2909 per KW hour. OPC’s revenues from sale of steam are linked partly to the price of gas and partly to the Israeli Consumer Price Index (CPI).

In Q3 2020, the System Administrator instructed OPC-Rotem to lower its dispatch. In order to supply the full amount of electricity to customers, OPC-Rotem purchased electricity from Israel Electric Corporation (“IEC”) at the price of OPC-Rotem’s generation cost.
•
Revenue from sale of energy to private customers, that was generated by OPC and/or purchased from other generators– remained at the same level as Q3 2019. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $2 million. Excluding the impact of exchange rate fluctuations, OPC’s revenues decreased by $2 million primarily as a result of (i) a $6 million decrease in revenues due to the decrease in electricity tariffs in January 2020, (ii) a $4 million decrease as a result of lower availability of the OPC-Rotem power plant, and (iii) a $1 million decrease in the energy consumption of OPC’s customers. The decrease was offset by an increase of $9 million as a result of the commercial operation of the OPC-Hadera power plant.

•
Revenue from energy purchased by OPC at Time of Use (“TOU”) tariffs and sold to private customers – increased by $5 million as compared to Q3 2019 primarily as a result of electricity purchases during the maintenance of the OPC-Rotem and OPC-Hadera power plants.

•
Revenue from private customers in respect of infrastructures services – increased by $4 million as compared to Q3 2019 primarily as a result of the commercial operation of the OPC-Hadera power plant and increased sales to OPC’s customers.

Cost of Sales (Excluding Depreciation and Amortization)

	Q3 2020	Q3 2019
	$ millions
Natural gas and diesel oil consumption	36	33
Payment to IEC for infrastructure services and purchase of electricity	39	30
Natural gas transmission	3	2
Operating expenses	6	4
Total	84	69
•
Natural gas and diesel oil consumption – increased by $3 million as compared to Q3 2019 primarily due to a $7 million increase as a result of the commercial operation of the OPC-Hadera power plant, partially offset by (i) a $2 million decrease due to lower electricity generation as a result of unplanned maintenance and lowered dispatch of the OPC-Rotem power plant, and (ii) a $2 million decrease due to lower gas price as a result of the decrease in electricity prices and the USD:NIS exchange rate.

•
Payment to IEC for infrastructures services and purchase of electricity – increased by $9 million as compared to Q3 2019 primarily due to (i) a $6 million increase as a result of the commercial operation of the OPC-Hadera power plant, and (ii) a $2 million increase as a result of unplanned maintenance of the OPC-Rotem power plant.

Finance Expenses, net

Finance expenses, net increased by $6 million as compared to Q3 2019 primarily as a result of (i) a $3 million increase as a result of debt payment related to the Hadera power plant and (ii) $2 million one-off finance income in Q3 2019.

Liquidity and Capital Resources

As of September 30, 2020, OPC had cash and cash equivalents and short-term deposits of $172 million, debt service reserves of $62 million, and total outstanding consolidated indebtedness of $763 million, consisting of $49 million of short-term indebtedness, including the current portion of long-term indebtedness, and $714 million of long-term indebtedness. All of OPC’s debt is denominated in NIS.

Business Developments

OPC2

Agreement to Acquire CPV

On October 11, 2020, OPC announced the execution of an agreement by CPV Group LP (the "Buyer"), an entity in which OPC holds a 70% stake, for the acquisition of CPV from Global Infrastructure Management, LLC (the "Seller"). CPV is engaged in the development, construction and management of renewable energy and conventional energy (natural gas-fired) power plants in the United States.

Consideration for the acquisition is $630 million (payable in cash), subject to post-closing adjustments based on closing date cash, working capital and debt. Additionally, an amount in the range of $54 million to $95 million is payable by the Buyer in respect of CPV's equity in the Three Rivers project, which is currently under construction, which may be paid at the Buyer's option in cash or a vendor loan on terms that have been agreed between the parties. The acquisition is subject to closing conditions that have not been satisfied yet.

The terms of the acquisition are discussed in more detail in Kenon’s Form 6-K dated October 11, 2020.

2 Convenience translations of NIS amounts into US Dollars use a rate of 3.47: 1.

Public Share Offering

In October 2020, OPC issued 23,022,100 new shares in a public offering, at a price of NIS 32 per share. Kenon was allocated 10,700,200 shares in the offering, and paid approximately $101 million to purchase such shares.

Private Placement

In October 2020, OPC issued 11,713,521 new shares in a private placement, at a price of NIS 29.88 per share.

Series B Bond Issuance

In October 2020, OPC issued NIS 584 million (approximately $171 million) Series B Bonds. Following the issuance of Series B Bonds, OPC prepaid in full its Series A Bonds, totalling NIS 313 million (approximately $92 million).

Update on Tzomet Project

Tzomet Energy Ltd. (“Tzomet”) is developing an open-cycle natural gas-fired power station with capacity of approximately 396 MW in Israel.

As of September 30, 2020, OPC had invested an aggregate of NIS 542 million (approximately $159 million) in the Tzomet project.

OPC estimates that the construction of the Tzomet power plant will be completed in the first quarter of 2023.

Qoros

Qoros Sales

Qoros sold approximately 2,700 cars in Q3 2020, as compared to approximately 11,300 cars in Q3 2019.

ZIM

Discussion of ZIM’s Results for Q3 2020

ZIM’s revenue in Q3 2020 was $1,013 million, compared to $842 million in Q3 2019, representing a 20% increase. ZIM carried approximately 762 thousand TEUs in Q3 2020, representing a 5% increase as compared to Q3 2019, in which ZIM carried approximately 725 thousand TEUs. The average revenue per TEU in Q3 2020 was $1,176 per TEU, compared to $1,009 per TEU in Q3 2019. ZIM’s operating expenses increased by 2% to $717 million in Q3 2020, as compared to $704 million in Q3 2019, primarily as a result of a $20 million increase in cargo handling expenses, offset by a $12 million decrease in vessels lease expenses and slot purchases. ZIM’s net profit was $144 million in Q3 2020, as compared to $5 million in Q3 2019.

Notes repurchase

In October 2020, ZIM repurchased Tranche C (Series 1) notes with an aggregate face value of $58 million, for a total consideration (including related costs) of $47 million.

Additional Kenon Updates

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of September 30, 2020, Kenon’s unconsolidated cash balance was $259 million.

Following payment of the $120 million dividend (as discussed below), payment of $101 million to purchase shares in OPC (as discussed above) and receipt of $188 million from repayment of the DPA (as discussed below), Kenon’s unconsolidated cash balance as at the date of this report is $224 million. There is no material debt at the Kenon level.

On October 21, 2020, Kenon announced that its shareholders approved a cash dividend of $2.23 per share (an aggregate amount of approximately $120 million). The dividend was paid on November 10, 2020.

In October 2020, Kenon received repayment in full of the DPA owing to Kenon, resulting in a payment to Kenon of approximately $218 million (approximately $188 million net of taxes). The terms of the early repayment were discussed in Kenon’s Form 6-K dated October 29, 2020.

As previously disclosed in Kenon’s Annual Report on Form 20-F for the year ended December 31, 2019, in February 2018, I.C. Power Asia Development Ltd. (“ICP”), a subsidiary of Kenon, commenced an investment treaty arbitration against the Republic of Guatemala pursuant to the Agreement between the Government of the State of Israel and the Government of the Republic of Guatemala for the Reciprocal Promotion and Protection of Investments, or the Treaty. ICP had sought damages on the basis that Guatemala breached its obligations under the Treaty including through the treatment of DEORSA and DEOCSA, two electricity distributors which were subsidiaries of ICP. ICP has been unsuccessful in its claims, and does not intend to proceed further under the Treaty at this stage.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development:

•	OPC Energy (62% interest) – a leading owner, developer and operator of power generation facilities in the Israeli power market;
•	Qoros (12% interest) – a China-based automotive company; and
•	ZIM (32% interest) – an international shipping company.

For further information on Kenon’s businesses, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the to the agreement to acquire CPV, including the terms of the transaction, and other non-historical matters, as well as statements relating to the Tzomet project, including expected installed capacity and expected timing for completion of the project, statements relating to ICP’s intention not to proceed further under the Treaty and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to a potential failure to complete the CPV acquisition as described or at all, potential failure to complete the development and reach commercial operation of the Tzomet project as described or at all, including risks related to costs associated with delays in reaching commercial operation and other risks and factors including the impact of the COVID-19 outbreak and those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +44 20 7659 4186